                                                                  EXHIBIT 23(II)

To the Board of Directors
General Electric Capital Services, Inc.

     We consent to incorporation by reference in the Registration Statement on Form S-3 (No. 33-7348) of General Electric Capital Services, Inc. of our report dated February 10, 1995, relating to the statement of financial position of General Electric Capital Services, Inc. and consolidated affiliates as of December 31, 1994 and 1993 and the related statements of current and retained earnings and cash flows and related schedules for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K of General Electric Capital Services, Inc. Our report refers to a change in 1993 in the method of accounting for investments in certain securities.

/s/ KPMG PEAT MARWICK LLP

Stamford, Connecticut
March 31, 1995